Exhibit No. 14

THE PEOPLES BANCTRUST COMPANY, INC.

CODE OF ETHICS

This Code of Ethics of The Peoples BancTrust Company, Inc. and its subsidiaries (collectively, the “Company”) sets forth principles for maintaining high ethical standards. It is the obligation of all directors, officers and other employees to understand and adhere to this Code of Ethics and the Company’s other policies and procedures, and to consider how their actions may be interpreted by others. Failure to abide by these standards can be grounds for disciplinary action up to and including dismissal.

Principles

The Board of Directors endorses the following principles, as a matter of the Company’s corporate policy:

•	Applicable laws, regulations, policies and procedures shall be complied with.

•	Directors, officers and other employees shall be honest and fair in all of their actions and relationships, and shall appropriately document all material actions.

•	Books and records shall be accurate, and in accordance with acceptable accounting practices.

•	Directors, officers and other employees shall scrupulously avoid any action or interest that conflicts, or may appear to conflict, with the interests of the Company or its customers.

•	Directors, officers and other employees shall maintain the confidentiality of information pertaining to customers, suppliers, employees or the Company itself, except when disclosure is required by law, regulation or legal proceeding.

Conflicts of Interest

Conflicts of interest, or potential conflicts of interest, must be identified and addressed. A “conflict of interest” will arise whenever personal interests interfere or conflict (or appear to interfere or conflict) with the Company’s interests. Conflicts of interest may not always be apparent, and officers and other employees should consult with senior management who will determine if particular situations are acceptable.

Confidentiality

The Company shall protect the confidentiality and integrity of data and information entrusted to it by customers, shareholders and employees. Directors, officers and other employees must maintain the confidentiality of this information even after leaving the Company. Directors, officers and other employees must also prevent misuse of confidential information. Confidential information includes all non-public information that, if publicly disclosed, might benefit the Company’s competition or harm the Company, or its customers, shareholders or employees.

SEC and Other Reporting

As a public company, the Company’s filings with the Securities and Exchange Commission and other regulatory agencies must be accurate and timely.

Financial Statements and Other Records

The Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the Company’s transactions and must conform both to applicable legal requirements and to the Company’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained unless permitted by applicable law or regulation.

Records should always be retained or destroyed according to the Company’s record retention policies.

Fair Dealing

All dealings with customers, prospects, suppliers, competitors, and employees must be conducted in accordance with applicable laws and regulations and on terms that are fair and in the best interests of the Company.

Exhibit No. 14 (cont.)

No director, officer or other employee should take unfair advantage through manipulation, concealment, abuse of privileged information, misrepresentation or other unfair dealings. Applicable laws and regulations pertaining to anti-money laundering, record keeping, antitrust, fair competition, anti-racketeering, and anti-bribery laws shall be complied with.

Directors, officers and other employees shall deal with current and prospective customers, prospects, suppliers, and employees without any discrimination because of race, color, creed, religion, sex, national origin, ancestry, citizenship status, age, marital status, sexual orientation, physical or mental disability, veteran status, liability for service in the Armed Forces of the United States, or any other classification prohibited by applicable laws and regulations. The Company shall maintain an environment free of harassment, discrimination, or intimidation.

Compliance with the Laws, Regulations, Policies and Procedures

All directors, officers and other employees are expected to understand and comply with all laws, regulations, policies and procedures that apply to them in their respective positions with the Company.

Directors, officers and other employees shall not participate in any illegal or criminal activity. Any employee who has been convicted of or pleaded guilty to a felony or who has been sanctioned by a regulatory agency must immediately report such information in writing to senior management. Directors, officers and other employees shall also respond to specific inquiries of the Company’s independent public accounting firm.

Every possible situation cannot be anticipated. If a director, officer or other employee is uncertain about any aspect of this Code of Ethics and how it should be applied or interpreted, he or she is encouraged to discuss it with senior management.

Accounting Complaints

If any director, officer or other employee has unresolved concerns or complaints regarding accounting or auditing matters of the Company, then he or she is encouraged to submit those concerns or complaints (anonymously, confidentially or otherwise) to the Audit Committee. Submissions may be directed to the attention of the Audit Committee or any director who is a member of the Audit Committee, at the principal executive offices of the Company.

Non-Retaliation

The Company prohibits retaliation of any kind against any individual who has made a good faith reports or complaints of an observed or suspected of this Code or other known or suspected illegal or unethical conduct.

All directors, officers and other employees in supervisory, managerial, or other sensitive positions are required annually to certify that they have read, understand, and comply with the Code of Ethics.

The Code of Ethics shall be revised periodically to ensure that it addresses new statutes and contemporary legal issues, as appropriate.